OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)
(Name of Issuer)
Series B Shares, without par value
American Depositary Shares, each representing ten Series B Shares
(Title of Class of Securities)
40051E202
(CUSIP Number)
COPENHAGEN AIRPORTS A/S
P.O. Box 74
Lufthavnsboulevarden 6
Kastrup, Denmark DK-2770
+45 3231 3231
Attention: Torben Thyregod
With a copy to:
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, New York 10178
(212) 696-6000
Attention: Lawrence Goodman, Esq.
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
n/a
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	40051E202

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Copenhagen Airports A/S

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Denmark

	7	SOLE VOTING POWER:

NUMBER OF		750,000 ADSs (representing 7,500,000 Series B shares )

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		750,000 ADSs (representing 7,500,000 Series B shares )

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

750,000 ADSs (representing 7,500,000 Series B shares )

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
*Based on 255,000,000 Series B shares reported as issued and outstanding as of June 1, 2006 in the issuer’s Form 20-F filed on June 29, 2006.

Item 2. Identity and Background
Item 7. Material to be Filed as Exhibits
SIGNATURE

Explanatory Note: This Amendment No. 1 to the statement on Schedule 13D (this “Statement”) filed by the Reporting Person filed on April 9, 2007 (the “Original Schedule 13D”) is being filed to revise certain information contained in the Original Schedule 13D filing and Annex I thereto. Unless amended and restated below, all other information contained in the Original Schedule 13D shall remain the same.
Item 2. Identity and Background
Annex A of the Original Schedule 13D is amended and restated and replaced in its entirety by Annex A attached hereto.
The information contained in subsection (b) of Item 2 is hereby amended and restated and replaced in its entirety by the following:
(b)	“The Reporting Person is controlled by Macquarie Airports Copenhagen ApS, a Danish corporation (“MAC”), which directly owns 53.4% of the outstanding shares of CPH. MAC is wholly-owned by Macquarie Airports Copenhagen Holdings ApS, a Danish corporation (“MACH”). MACH is wholly-owned by Investeringer Danmark SA, a Luxembourg corporation (“Investeringer”). Investeringer is wholly-owned (but for one share) by Macquarie Airports Europe No 2 S.A., a Luxembourg corporation (“MAES2”). MAES2 is wholly-owned (but for one share) by Macquarie Airports Europe Limited, a Bermudan corporation (“MAEL”). MAEL is majority owned by Macquarie Airports Limited (“MAPL”). MAPL is the ultimate parent of CPH. MAPL is part of a triple stapled structure (i.e., the securities of the three entities in the Macquarie Airports structure are stapled together and quoted (and traded) jointly on the Australian Stock Exchange) comprised of: (i) two Australian managed investment schemes called Macquarie Airports Trust (1) and Macquarie Airports Trust (2), which are managed by Macquarie Airports Management Limited, a wholly-owned subsidiary of Macquarie Bank Limited (“Macquarie Bank”), and (ii) MAPL, a Bermudan mutual fund advised by Macquarie Investment Management (UK) Limited (“MIMUK”), a wholly owned subsidiary of Macquarie Bank. The three stapled entities are collectively referred to as MAp.”
The information contained in subsection (d) of Item 2 is hereby amended and restated and replaced in its entirety by the following:
(d)	“ The principal business or occupation of the Reporting Person and each person or entity named in Item 2 is as follows: CPH is an airport operator in Europe, Mexico and China. MAC primarily serves as a holding company for CPH’s shares. MACH primarily serves as an indirect holding company for CPH’s shares. Investeringer serves as an indirect holding company for CPH’s shares directly owned by MAC. MAES2 primarily serves as an indirect holding company of CPH’s shares. MAEL primarily serves as a holding company for investments in European airports (Brussels and Copenhagen). MAPL’s principal business is the ownership and management of airports.”
Item 7. Material to be Filed as Exhibits.

Exhibit No	Description

99.1	Limited Power of Attorney, dated as of April 4, 2007*

*	Previously filed with the Original Schedule 13D filed with the Securities and Exchange Commission on April 9, 2007.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: April 25, 2007
COPENHAGEN AIRPORTS A/S

/s/ John D. Nielsen, as Attorney-in-Fact

ANNEX A

Copenhagen Airports A/S (“CPH”)
Principal Business:	Airport Operator in Europe, Mexico and China
Business Address:	P.O. Box 74
Lufthavnsboulevarden 6
Kastrup, Denmark DK-2770
CPH Executive Directors:

	Present Principal	Principal	Type of
Name	Occupation	Business Address	Business	Citizenship
Niels Boserup	President & Chief Executive Officer	See above	See above	Danish

Torben Thyregod	Deputy Chief Executive Officer and Chief Financial Officer	See above	See above	Danish

Peter Rasmussen	Senior Vice President, Group Secretariat and Group Legal Affairs	See above	See above	Danish
CPH Directors:

	Present Principal	Principal	Type of
Name	Occupation	Business Address	Business	Citizenship
Henrik Gurtler (Chairman)	Chief Executive Officer of Novo A/S	Novo A/S 2880 Bagsværd Denmark	Pharmaceutical	Danish

Kerrie Mather	Chief Executive Officer of MAp	No. 1 Martin Place Sydney NSW 2000 Australia	MAp is a listed airport investment fund	Australian

Max Moore-Wilton	Macquarie Bank Limited Executive Director and Chairman of Sydney Airport Corporation Limited	No. 1 Martin Place Sydney NSW 2000 Australia	Macquarie Bank’s principal business is a global provider of various banking related activities and services	Australian

John Stent	Division Director European Airports, MIMUK.	CityPoint 1 Ropemaker St London EC2Y 9HD UK	Investment Management	British

Andrew Cowley	Deputy Chief Executive Officer for MAp and Division Director European Airports, MIMUK	CityPoint 1 Ropemaker St London EC2Y 9HD UK	MAp is a listed airport investment fund. Investment Management.	British

Philippe Hamon	Consultant to Macquarie Bank	CityPoint 1 Ropemaker St London EC2Y 9HD UK	Macquarie Bank is a global provider of various banking related activities and services.	French

Stig Gellert	Fireman for CPH	See above	See above	Danish

Keld Elager-Jensen	Shop steward for CPH	See above	See above	Danish

Ulla Thygesen	Security Guard for CPH	See above	See above	Danish

Macquarie Airports Limited (“MAPL”)
Principal Business: Business Address:	Airport investment fund Washington Mall 1, Reid Street, Hamilton HM11, Bermuda
MAPL Executive Officers:

	Present Principal	Principal	Type of
Name	Occupation	Business Address	Business	Citizenship
Kerrie Mather	Chief Executive Officer of MAp	No. 1 Martin Place Sydney NSW 2000 Australia	MAp is a listed airport investment fund.	Australian

Frank Kwok	Chief Financial Officer of MAp	No. 1 Martin Place Sydney NSW 2000 Australia	MAp is a listed airport investment fund.	Australian
MAPL Directors:

	Present Principal	Principal	Type of
Name	Occupation	Business Address	Business	Citizenship
Jeffrey Conyers	CEO of First Bermuda Group Limited.	11 Church Street Hamilton HM11 Bermuda	First Bermuda provides advisory and execution services on worldwide offshore mutual funds to individuals and local companies based in Bermuda .	Bermudian

Sharon Beesley	Director of ISIS Limited.	35 Crow Lane East Broadway Paget HM 20 Bermuda	ISIS provides consultancy services to institutions established in Bermuda and acts as an insurance intermediary.	British

Max Moore-Wilton	Macquarie Bank Limited Executive Director and Chairman of Sydney Airport Corporation Limited	No. 1 Martin Place Sydney NSW 2000 Australia	Macquarie Bank’s principal business is a global provider of various banking related activities and services	Australian

Stephen Ward	Partner at the law firm of Simpson Grierson.	HSBC Tower 195 Lambton Quay Wellington New Zealand	Simpson Grierson provides legal services.	New Zealand